Kimberly K. Vargo 202.346.4304 kvargo@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

December 28, 2012

Mr. Mark Cowan

Office of Insurance Products Division of

    Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GE Investments Funds, Inc. (the “Registrant”), Reg. No. 811-04041

Dear Mr. Cowan:

We are writing to respond to the staff’s comments that you provided to us by telephone on December 6, 2012 in connection with the review of the above-referenced Registrant’s registration statement filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2012 by the Registrant for its series Total Return Fund (the “Fund”). These comments are set forth below, each of which is followed by our response.

Comment 1. In the summary section of each prospectus under the sub-section entitled “Fees and Expenses of the Fund” replace “None” with “N/A” in the following line item: “Shareholder Fees (fees paid directly from your investment): None.”

Response 1. This change will be made in the Registrant’s 485(b) filing.

Comment 2. In the summary section of each prospectus under the sub-section entitled “Fees and Expenses of the Fund,” confirm that the font size of the footnotes to the “Annual Fund Operating Expenses” table is smaller than the font size of the table itself.

Response 2. The font size of the “Annual Fund Operating Expenses” table will be increased to be larger than the font size of the footnotes that accompany the table in the Registrant’s 485(b) filing.

Comment 3. In the summary section of the Class 1 prospectus in the table entitled “Annual Fund Operating Expenses” under the sub-section entitled “Fees and Expenses of the Fund,” confirm that the expense ratios in the line items entitled “Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement” are accurate given that the ratio in the “Total Annual Fund Operating Expenses” line item is lower than the ratio in the “Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement” line item.

Response 3. The expense ratios will be revised in the Registrant’s 485(b) filing.

Comment 4. In the summary section of the Class 1 prospectus under the sub-section entitled “Expense Example,” confirm that the costs disclosed are accurate.

Response 4. The Registrant has confirmed that the costs are accurate.

Comment 5. In the summary section of each prospectus under the sub-section entitled “Principal Investment Strategies,” clarify how the allocation of 50-70% of Fund assets to seek to track the investment performance of the S&P 500 Index and the MSCI ACWI ex-U.S. Index will be allocated as between the two indexes.

Response 5. The Registrant will add the underlined disclosure noted below to the Fund’s principal investment strategies in the Registrant’s 485(b) filing to clarify that any percentage of the assets allocated to equity securities can be used to track the investment performance of either the S&P 500 Index or the MSCI ACWI ex-U.S. Index:

“With respect to approximately 50-70% of its assets, the Fund seeks to track the investment performance of the S&P 500 Index and/or the MSCI ACWI ex-U.S. Index. The investment adviser determines the allocation between the two indexes, which can vary over time and which can involve a full allocation to one index.”

Comment 6. Reconcile the list of principal risks disclosed in the summary section of each prospectus under the sub-section entitled “Principal Risks” with the list of principal risks disclosed in the section of the prospectus entitled “More on Strategies, Risks and Disclosure of Portfolio Holdings – More on Risks.”

Response 6. The Registrant has confirmed that all principal risks disclosed in the summary section of each prospectus under the sub-section entitled “Principal Risks” are also disclosed in the list of risks included in the section of the prospectus entitled “More on Strategies, Risks and Disclosure of Portfolio Holdings – More on Risks” (the “Item 9 Disclosures”). The Registrant notes, however, that the list of risks included in the Item 9 Disclosures includes both principal and non-principal risks of the Fund. The Registrant believes that it is permissible for the Registrant to disclose the non-principal risks in the Item 9 Disclosures pursuant to General Instruction C.3.(b) of Form N-1A which permits a fund to include information in a prospectus that is not otherwise required.

Comment 7. In the section entitled “Shares of the Fund – Disruptive Trading Policy” state whether the Fund discourages and/or accommodates market timing pursuant to Items 11(e)(4)(i) and (ii) of Form N-1A.

Response 7. The Registrant respectfully declines to make the changes requested. The Registrant believes that the disclosure included in the section entitled “Shares of the Fund – Disruptive Trading Policy” already meets the requirements of Items 11(e)(4)(i) and (ii) of Form N-1A. For example, the section states that “the Fund is not appropriate for ‘market timing’ or other types of frequent or short-term trading (‘disruptive trading’);” that “where disruptive trading is detected, action is taken to stop such activity;” and that “[t]he insurance company sponsors of each Account have represented to us that they have policies and procedures in place to identify and deter disruptive trading by owners, annuitants and beneficiaries of their variable contracts.”

We hope that these responses adequately address your concerns. Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. Registrant acknowledges that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Sincerely,

/s/ Kimberly K. Vargo

cc:	Joon Won Choe
Laura K. Kealey
Christopher E. Palmer

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